Issuer Free Writing Prospectus Filed Pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated September 8, 2021

Registration No. 333-253260

MARRIOTT INTERNATIONAL, INC.

2.750% Series II Notes due 2033

PRICING TERM SHEET

Dated: September 8, 2021

Issuer:	Marriott International, Inc.

Anticipated Ratings (Moody’s / S&P)*:	Baa3 / BBB-

Security:	2.750% Series II Notes due 2033 (the “Series II Notes”)

Aggregate Principal Amount:	$700,000,000

Maturity Date:	October 15, 2033

Coupon:	2.750%

Interest Payment Dates:	April 15 and October 15, commencing on April 15, 2022

Interest Rate Adjustment:	The interest rate payable on the Series II Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes—Terms—Interest Rate Adjustment of the Notes Based on Certain Rating Events” in the Preliminary Prospectus Supplement dated September 8, 2021.

Day Count Convention:	360-day year consisting of twelve 30-day months

Price to Public:	99.907% of the principal amount

Benchmark Treasury:	1.250% due August 15, 2031

Benchmark Treasury Price / Yield:	99-08+ / 1.329%

Spread to Benchmark Treasury:	+143 basis points

Yield to Maturity:	2.759%

Optional Redemption Provisions:

The Series II Notes may be redeemed in whole or in part at any time prior to July 15, 2033 (three months prior to the maturity date of the notes), at the issuer’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the Series II Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest (not including accrued interest as of the redemption date) on the Series II Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) through to July 15, 2033 at the Treasury Rate (the yield to maturity of the United States Treasury security, selected by a primary U.S. government securities dealer, having a maturity comparable to the remaining term of the Series II Notes being redeemed) plus 25 basis points, plus accrued and unpaid interest on the Series II Notes to the redemption date.

The Series II Notes may be redeemed in whole or in part from time to time on or after July 15, 2033 (three months prior to the maturity date of the notes), at the issuer’s option, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest on the notes being redeemed to the redemption date.

Change of Control:	Issuer repurchase offer required following certain changes of control as described in the Preliminary Prospectus Supplement dated September 8, 2021.

Trade Date:	September 8, 2021

Expected Settlement Date:

September 22, 2021 (T+10)

It is expected that delivery of the Series II Notes will be made to investors on or about September 22, 2021, which will be the tenth business day following the date of the prospectus supplement (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series II Notes before the second business day prior to September 22, 2021 will be required, by virtue of the fact that the Series II Notes initially settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade Series II Notes prior to their date of delivery hereunder should consult their advisors.

CUSIP / ISIN:	571903 BH5 / US571903BH57

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

BofA Securities, Inc.

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Fifth Third Securities, Inc.

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

Loop Capital Markets LLC

Santander Investment Securities Inc.

Siebert Williams Shank & Co., LLC

Standard Chartered Bank

Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Deutsche Bank Securities Inc. at 1-800-503-4611 or Goldman Sachs & Co. LLC at 1-866-471-2526.